FINANCIAL HIGHLIGHTS

                                                      Percent
                              1999           1998     Change

FOR THE YEAR

Net Interest Income        $ 4,345          4,360      -3.44%
Net Income before
Taxes                        1,093          1,223     -10.62%
Net Income                     809            919     -11.96%


PER SHARE

Net earnings for the year     . 80            .91     -12.08%
Book Value at Year End        8.09           8.19      -1.22%
(Includes Capital
& Loan Loss Reserve)



AT YEAR END

Assets                      91,700         90,524       1.29%
Investment Securities
and Fed Funds Sold          24,359         29,995     -18.78%
Loans                       57,554         52,282      10.06%
Deposits                    83,151         81,999       1.40%
Unrealized gain(loss)
on investments                (400)            (5)
Stockholder's Equity         7,783          7,872      -1.13%


Amounts are stated in thousands except earnings per share and Book Value which are stated in actual dollars.

This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.



Directors, Management and Staff
Timberline Community Bank



LETTER TO OUR SHAREHOLDERS

The year 1999 was indeed an interesting period for Timberline Bancshares and its subsidiary, Timberline Community Bank.

At the Bank, we saw Roger Ebert, our Sr. Vice President and Loan Administrator, retire in September and I retired at year end as President of both the Bank and the Holding Company. John Linton, who joined us in February 1998, was named President of the Bank in June 1999 and of the Holding Company at year's end.

David Kaiser joined the Bank in September as Senior Vice President and Loan Administrator. Charter Shareholder, Steve Bradley, was appointed as director of the Bank and Holding Company in February of 1999.

In May of 1999 Don Hilton was elected Chairman of the Board of the Bank and I was elected Chairman of the Holding Company.

As interest rates hit their floor, so did earnings. While we only managed an $.80 cent per share earnings, our return on assets of .90 and Return on Equity of 10.73 held us well within our peer banks performance. With the interest rate increases of the last quarter 1999 and the first quarter of 2000, we are well on the way to returning earnings per share to 1997 and earlier levels.

You are receiving this abbreviated annual report to comply with the legal constraints that require us to report to you within a given time frame. The usual May annual meeting has been postponed to save us the possibility of having to have two meetings back to back.

1999 was an active year for us on another front. We held discussions with three banks, two wishing to purchase us and one we offered to purchase, all from Oregon. Our offer to purchase failed to lead to a definitive agreement as did one offer to purchase us. We are still in conversation with a possible acquirer and this offer to us is strong enough for your Board to decide to postpone the annual meeting in deference to a potential definitive agreement. As we have said many times over the past several years, in order to deliver the best of services to our customers in the new millennium and to bring continued good returns to our shareholders, we must either acquire or be acquired.

We will keep you informed as soon as possible relative to the annual meeting date.

Thank you for your patience and may the new millennium be good to us all.

Sincerely,


ss/Robert J. Youngs
Robert J. Youngs
Chairman of the Board
And Chief Executive Officer



IN OUR OPINION

1999 was a year of challenge. The Bank ended the year with a return on average assets of .90%, a return on beginning equity of 10.73% and a per share return of $.80, which are respectable numbers and compare favorably with our peers.

Traditionally, a Bank's primary source of income is the net spread between interest earned on loans and investments and interest paid to depositors.
In 1998 the net spread dropped from an average 5.6% to an average 4.5% as the interest earned on loans and investments dropped as a result of interest rate moves made by the Federal Reserve Bank, while the interest paid to our customers dropped less. This is a result of the market conditions in today's banking environment. In order to generate loans, the Bank must charge competitive rates; in order to maintain depositors, the Bank must pay competitive rates. These same conditions prevailed through most of 1999 and while the bank experienced growth in both loans and deposits the net interest spread remained historically low.

In lending, the Bank must compete with major banks, regional banks, other community banks, capital funding groups, credit unions, credit card affiliates and all other entities that have entered the lending market. Conversely, when paying interest on deposits to maintain market share of customers, the Bank competes with regional banks, other community banks, and credit unions. And, while the major banks have lowered their interest paid rates dramatically, the regional banks, other community banks and credit unions have not, thus creating a lesser net interest spread.

In addition, the Bank's investment portfolio in government agency issues experienced a downward shifting of interest rates as those instruments issued at the 1997 rates were called and new issues carry the lower 1998 and 1999 rates.

To offset the softening of net interest income, the Bank continued an aggressive loan participation program with banks in Central and Southern Oregon to enhance earnings and maintain growth in income. In addition, the Bank took measures to control operating costs, streamline operations and enhance products without curtailing service in the branches to its customers. The Bank also expended considerable time and material in preparation of Y2K, which was, after all, a non event.

It is the Bank's intention to continue to implement new products and comply with new regulations and at the same time maintain operating expenses at the most possible minimum level.


OUR MISSION REMAINS

Timberline Community Bank was formed for the specific purpose of providing banking facilities and products in the Bank's serving area.

The following is our mission statement:

      To serve all the Banking needs within our geographic boundaries within normal industry credit underwriting and regulatory standards.

      To purposely fill gaps left by major banking institutions.

      To consistently return a reasonable level of earnings to our shareholders.

      To protect the integrity of our shareholders' investment.

      To be a good corporate citizen to the communities which we serve.

      To maintain the highest possible standards of conduct to our customers and our fellow employees.

      To assist others in our industry when possible



FIVE YEARS AT A GLANCE

                                          December 31,
                             1999       1998       1997       1996       1995
($ in thousands except
 # of shares, per share income
 and dividends)


Interest Income            $6,586    $ 6,757    $ 6,367    $ 6,103    $ 6,375
Interest Expense            2,241      2,397      2,100      2,028      2,232

   Net Interest Income      4,345      4,360      4,267      4,075      4,143
Provision of loan losses      (28)       (83)       ( 0)      ( 15)      ( 41)

Net interest income after
 provision for loan losses  4,373      4,277      4,267      4,060      4,102

Other income                  424        428        430        395        440

Total operating expenses    3,704      3,482      3,363      3,105      3,125

Net income before taxes
and extraordinary item      1,093      1,223      1,334      1,350      1,417

Income Taxes                 (284)      (304)      (347)      (438)      (479)
Net Income                    809        919        987        912        938

Weighted average shares
outstanding used for
computing earnings
per share               1,006,810  1,006,737    992,103    942,143    898,152

Net income per share        $ .80      $ .91    $   .99     $  .97     $ 1.04

Cash Dividends               $503       $503       $502       $475      $ 451

Cash Dividends per share : S.25 per share 5/99 and $.25 per share 11/99; $.25 per share 5/98 and $.25 per share 10/98; $.25 per share 5/97 and $.25 per share 10/97; $.50 per share 4/96, 100% stock split 6/96, and $.25 per share 10/96; $.50 per share 4/95 and $.50 per share 10/95; 10% stock split plus $.50 per share - 1994; 10% stock split - 1993; 10% stock split - 1992.


INDEPENDENT AUDITORS REPORT

To the Board of Directors and
Stockholders of Timberline Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Timberline Bancshares, Inc. (a California corporation) and subsidiary as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Timberline Bancshares, Inc. and subsidiary as of December 31, 1999, 1998 and 1997, and the consolidated results of their operations and their cash flows for years then ended in conformity with generally accepted accounting principles.



Carlson, Pavlik and Drageset
Certified Public Accountants, LLP
Yreka, California
January 26, 2000




            TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                 Consolidated Balance Sheets
              December 31, 1999, 1998 and 1997
                     ($ in thousands)


                                                 1999        1998        1997
       ASSETS

Cash and due from banks, non-interest bearing  $ 6,951     $ 4,785     $ 5,224
Interest bearing deposits in other banks           100         100           -
Federal funds sold                                 800       9,800       7,000
Securities available for sale                   17,215      13,296      13,132
Securities to be held to maturity                3,172       5,538       7,205
Cash surrender value of officers' life insurance 2,317       1,361       1,303
Loans, less allowance for loan losses of
      1999-$372; 1998-$378; 1997-$401           57,554      51,904      48,100
Premises and equipment                           1,874       2,009       2,032
Other assets                                     1,717       1,731       1,581

Total assets                                  $ 91,700    $ 90,524    $ 85,577


       LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES:
  Deposits:
    Demand                                    $ 16,409    $ 15,937    $ 15,407
    Savings                                     41,083      44,774      46,127
    Time, under $100                            19,839      16,361      12,354
    Time, $100 and over                          5,820       4,927       3,670
       Total deposits                           83,151      81,999      77,558
Other liabilities                                  766         653         541
       Total liabilities                        83,917      82,652      78,099


COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value, authorized
2,000,0000 shares, issued and outstanding
shares 1999-1,006,860;	1998-1,006,810;
1997-1,006,726                                   2,993       2,993       2,992
Additional paid-in capital                           1           1           1
Retained earnings                                5,189       4,883       4,467
Accumulated other comprehensive income (loss):
  Unrealized holding gains (losses) on
        securities available for sale             (400)         (5)         18
            Total stockholders' equity           7,783       7,872       7,478

Total liabilities and stockholders' equity    $ 91,700    $ 90,524    $ 85,577



The accompanying notes are an integral part of these consolidated financial statements.



               TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                   Consolidated Statements of Income
          For The Years Ended December 31, 1999, 1998 and 1997
                  ($ in thousands, except per share)


                                                1999        1998        1997

Interest income:
     Interest on fees and loans              $ 5,112     $ 4,923     $ 4,568
     Interest on federal funds sold              251         674         586
     Interest on securities available for sale   902         750         735
     Interest on securities to be
         held to maturity                        210         336         409
     Interest, other                             111          74          69
TOTAL INTEREST INCOME                          6,586       6,757       6,367

Interest expense:
     Interest on deposits                      2,237       2,397       2,100
     Interest on short-term borrowings             4           -           -
TOTAL INTEREST EXPENSE                         2,241       2,397       2,100

Net interest income                            4,345       4,360       4,267
Provision for loan losses                        (28)         83           -

Net interest income after provision
      for loan losses                          4,373       4,277       4,267

Other income:
      Service charges                            406         412         411
      Gain on sale of premises and equipment       -           -           2
      Gain on securities available for sale        -           -           3
      Other                                       18          16          14
TOTAL OTHER INCOME                               424         428         430


Other expenses:
      Salaries and employee benefits           2,114       1,984       1,827
      Occupancy expenses                         401         392         402
      Equipment and data processing expenses     296         313         318
      Other operating expenses                   893         793         816
TOTAL OTHER EXPENSES                           3,704       3,482       3,363


Income before income taxes                     1,093       1,223       1,334

Income tax expense                               284         304         347

Net Income                                   $   809     $   919     $   987

Earnings per common share:
     Basic                                   $  0.80     $  0.91     $  0.99

     Assuming dilution                       $  0.80     $  0.91     $  0.98

The accompanying notes are an integral part of these consolidated financial statements.



                    TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                 Consolidated Statements of Comprehensive Income
              For The Years Ended December 31, 1999, 1998 and 1997
                               ($ in thousands)


                                            1999        1998        1997

Net income, per consolidated
      statements of income               $   809     $   919     $   987

Other comprehensive income (loss):
Unrealized holding gains (losses) on
      securities available for sale
      arising during the year               (717)        (41)         67
Reclassification adjustment for (gains)
      losses included in net income            -           -           -

Other comprehensive income (loss)           (717)        (41)         67

Income tax expense (benefit) related to
      other comprehensive income (loss)     (322)        (18)         30

Other comprehensive income (loss)
      net of income tax                     (395)        (23)         37

Total comprehensive income               $   414     $   896     $ 1,024


The accompanying notes are an integral part of these consolidated financial statements.

                         C>

                    TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
              Consolidated Statements of Changes in Stockholders' Equity
                For The Years Ended December 31, 1999, 1998 and 1997
                                ($ in thousands)

                                                                        Accumulated
                                          Additional                        Other
                           Common Stock     Paid-In      Retained       Comprehensive
                          Shares   Amount   Capital      Earnings       Income (Loss)      Total

Balance, Dec. 31, 1996   954,484  $ 2,813   $    1       $ 3,982          $  (19)         $ 6,777
     Net income                -        -        -           987               -              987
Other comprehensive income
(loss) net of income tax;
change in unrealized gain
(loss) on securities
available for sale, net of
deferred income tax of $30     -        -        -             -              37               37

Cash dividend declared         -        -        -          (502)              -             (502)
Options exercised by
employees and directors   52,242      179        -             -               -              179


Balance, Dec. 31,1997 1,006,726     2,992   $    1         4,467              18            7,478
     Net income               -         -        -           919               -              919
Other comprehensive income
(loss) net of income tax;
change in unrealized gain
(loss) on securities
available for sale, net of
deferred income tax
benefit of $18                -         -        -             -             (23)             (23)

Cash dividend declared        -         -        -          (503)              -             (503)
Options exercised by
employees and directors      84         1        -             -               -                1


Balance, Dec. 31,1998 1,006,810     2,993        1         4,883              (5)           7,872
     Net income               -         -        -           809               -              809
Other comprehensive income
(loss) net of income tax;
change in unrealized gain
(loss) on securities
available for sale, net of
deferred income tax of $322  -          -        -             -            (395)            (395)

Cash dividend declared       -          -        -          (503)               -            (503)
Options exercised by
employees and directors     50          -        -             -                -               -


Balance, Dec.31,1999 1,006,860    $ 2,993    $   1       $ 5,189           $ (400)        $ 7,783


The accompanying notes are an integral part of these consolidated financial statements.



                   TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
               For The Years Ended December 31, 1999, 1998 and 1997
                              ($ in thousands)


                                             1999          1998          1997
Cash flows from operating activities:
   Net income                             $   809       $   919       $   987
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation and amortization            215           195           191
     Provision for loan losses                (28)           83             -
     (Gain) on sale of premises and equipment   -             -            (2)
     (Gain) on sale of securities
         available for sale                     -             -            (3)
      Net (increase) decrease
         in other assets                      336          (132)          (89)
      Net increase in other liabilities       113           112           111
Net cash provided by operating activities   1,445         1,177         1,195

Cash flows from investing activities:
   Net (increase) in interest bearing
      deposits in other banks                   -          (100)            -
   Net (increase) decrease in
      federal funds sold                    9,000        (2,800)        5,700
   Purchases of securities available
      for sale                             (7,911)      (22,205)      (16,640)
   Proceeds from sales of securities
      available for sale                        -             -         1,185
   Proceeds from maturities of securities
      available for sale                    3,350        22,000         8,815
   Purchases of securities to be
      held to maturity                          -          (991)            -
   Proceeds from sales of securities to
      be held to maturity                       -             -             -
   Proceeds from maturities of securities
      to be held to maturity                2,291         2,658         2,369
   Net (increase) in loans                 (5,622)       (3,887)       (9,393)
   Purchases of premises and equipment        (80)         (172)         (124)
   Proceeds from sales of premises
      and equipment                             -             -             2
   (Increase) in cash surrender value of
      officers' life insurance policies      (956)          (58)          (54)
Net cash provided by (used in)
      investing activities                     72        (5,555)       (8,140)


Cash flows from financing activities:
   Net increase in deposits                 1,152         4,441         7,290
   Proceeds from note payable                  11             -             -
   Principal payments on note payable         (11)            -             -
   Dividends paid                            (503)         (503)         (502)
   Proceeds from exercise of stock options      -             1           179
Net cash provided by financing activities     649         3,939         6,967

Net increase (decrease) in cash
      and due from banks                    2,166          (439)           22

Cash and due from banks at
      beginning of year                     4,785         5,224         5,202

Cash and due from banks at end of year   $  6,951      $  4,785      $  5,224

Interest paid                            $  2,257      $  2,387      $  2,141

Income taxes paid                        $    377      $    336      $    417

The accompanying notes are an integral part of these consolidated financial statements.




                   TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
           ($ in thousands, except net income per share information)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Timberline Bancshares, Inc.
(the Company) and its subsidiary (the Bank) are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of the principles used in preparing the financial statements are briefly described below.

Consolidation:

The consolidated financial statements include the accounts of Timberline Bancshares, Inc. and its wholly owned subsidiary, Timberline Community Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations:

The Company is a bank holding company, formed to be the sole shareholder of the Bank. Its major source of income is dividends paid by the Bank.

The Bank operates eight branch locations in Siskiyou County, California, and a loan office in Medford, Oregon. The Bank grants agribusiness, commercial, residential, construction, and consumer loans throughout northern California, and Oregon.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The material estimate that is particularly susceptible to change relates to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, further reductions in the carrying amount of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Presentation of Cash Flows:

For the purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Bank, deposits, and federal funds sold are reported net.

Investment securities:

The Company's investments in securities are classified in three categories and accounted for as follows.

Trading Securities: Government bonds held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Bank's mortgage banking activities are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included in other income. The Company had no trading securities.

Securities Available for Sale: Securities available for sale consist of bonds, notes and debentures not classified as trading securities or as securities to be held to maturity.

Securities to be Held to Maturity: Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums, and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in accumulated other comprehensive income (a separate component of shareholders' equity) until realized.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Loans and Allowance for Loan Losses:

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.
The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience.
The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management believes this method of discontinuing accrual of interest is more accurate than the use of an arbitrary method, such as stopping the accrual of interest when a loan is 90 days past due. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the useful lives of the assets, which range from three to thirty-three years.

Cash Surrender Value of Officers' Life Insurance:

The Bank has purchased life insurance on several key officers. Under the policies, the Bank receives the cash surrender value if the policy is terminated and, upon death of the insured, receives all benefits payable.

Foreclosed Property:

Foreclosed property consists of real estate and other assets acquired through customers' loan defaults. Foreclosed property is carried at the lower of fair value, less the estimated cost to sell, or cost. Routine maintenance costs, declines in market value and net losses on disposal are included in other operating expenses. Foreclosed property is included in "other assets" on the Company's balance sheet.

Loan Origination Fees and Costs:

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. The deferred fees and costs are netted against outstanding loan balances, and are amortized over the life of the loan.

Income Taxes:

Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

The Company and its subsidiary file a consolidated Federal income tax return and a combined California income tax return. The subsidiary provides for income taxes on a separate-return basis, and remits to the Company amounts determined to be currently payable.

Common Stock:

The Company has only one class of common stock. No special rights or privileges are ascribed to any shares.

Off-Balance Sheet Financial Instruments:

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

NOTE 2 - NET INCOME PER COMMON SHARE:

Net income per common share is presented under two methods; basic and diluted. Basic net income per common share is computed by dividing income available to common shareholders by the weighted- average number of common shares outstanding during the year. Diluted net income per common share is calculated by dividing income available to common shareholders, as adjusted, by the weighted-average number of common shares outstanding during the year, adjusted for dilutive items. The dilutive items are calculated using the treasury stock method, which assumes repurchase of common shares with the proceeds from the exercise of the dilutive items.


Net income per common share (basic and diluted) is computed as follows:


                                                                   Per-Share
                                              Income       Shares    Amount

For the Year Ended December 31, 1999:

Basic Net Income Per Common Share:
Income available to common stockholders   $  809,981    1,006,860     $ 0.80

Effect of dilutive securities:
Stock options (antidilutive)                       -            -

Diluted Net Income Per Common Share:
Income available to common stockholders   $  809,981    1,006,860     $ 0.80

(Stock options are antidilutive in 1999 since exercise price is higher than average market price)


For the Year Ended December 31, 1998:

Basic Net Income Per Common Share:
Income available to common stockholders  $  919,235     1,006,737     $ 0.91

Effect of dilutive securities:
Stock options (antidilutive)                      -             -

Diluted Net Income Per Common Share:

Income available to common stockholders  $  919,235     1,006,737     $ 0.91

(Stock options are antidilutive in 1998 since exercise price is higher than average market price)


For the Year Ended December 31, 1997:

Basic Net Income Per Common Share:
Income available to common stockholders  $  987,100       992,103     $ 0.99

Effect of dilutive securities:
Stock options                                     -        10,664

Diluted Net Income Per Common Share:
Income available to common stockholders  $  987,100     1,002,747     $ 0.98

NOTE 3 - INVESTMENT SECURITIES:

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that securities available for sale be carried at fair value, with the net unrealized holding gain or loss recognized as a separate component of stockholders' equity.

The carrying amounts of investment securities as shown in the consolidated balance sheets at December 31, 1999, 1998 and 1997 are summarized a follows:


                                  Amortized     Gross       Gross
                                 or Accreted  Unrealized  Unrealized
                                     Cost       Gains       Losses   Fair Value

December 31, 1999:
Securities available for sale:
   U.S. Government and
      Agency Securities           $ 13,750    $     -    $     371    $  13,379
   State and political
      Subdivisons                    4,191          -          355        3,836
                                  $ 17,941    $     -    $     726    $  17,215

Securities to be held to maturity:
   U.S. Government and
      Agency Securities           $      5    $     -    $       -    $       5
   State and political
      Subdivisons                    3,167         26            2        3,191
                                  $  3,172    $    26    $       2    $   3,196


December 31, 1998:
Securities available for sale:
   U.S. Government and
      Agency Securities           $ 12,500    $     9    $      16    $  12,493
   State and political
      Subdivisions                     804         19           20          803
                                  $ 13,304    $    28    $      36    $  13,296

Securities to be held to maturity:
   U.S. Government and
      Agency Securities           $    509    $     2    $       -    $     511
   State and political
      Subdivisions                   5,029        116            -        5,145
                                  $  5,538    $   118    $       -    $   5,656


December 31, 1997:
Securities available for sale:
   U.S. Government and
      Agency Securities           $ 13,000    $    34    $       2    $  13,032
   State and political
      Subdivisions                     100          -            -          100
                                  $ 13,100    $    34    $       2    $  13,132

Securities to be held to maturity:
   U.S. Government and
      Agency Securities           $  1,617    $     -    $       1    $   1,616
   State and political
      Subdivisions                   5,588        102            -        5,690
                                  $  7,205    $   102    $       1    $   7,306

Securities carried at approximately $5,390 at December 31, 1999; $3,234 at December 31, 1998; and $2,740 at December 31, 1997, and were pledged to secure public deposits and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $-0-, $-0-, and $3 for the years ended December 31, 1999, 1998 and 1997, respectively. There were no sales of securities to be held to maturity for the years ended December 31, 1999, 1998 and 1997. Gross realized losses on sales of securities were $-0- for all types of securities for the years ended December 31,1999, 1998 and 1997.

Gross proceeds from the sale of securities were $-0-, $-0-, and $1,185, for the years ended December 31, 1999, 1998 and 1997, respectively. The applicable income taxes were approximately $-0-, $-0-, and $508 for the years ended December 31, 1999, 1998 and 1997, respectively.

The amortized cost and estimated fair value of securities held to maturity and available for sale at December 31, 1999, by contractual maturity, are as follows:


                                    Available for Sale       Held to Maturity

                                    Amortized               Amortized
                                      Cost   Fair Value      Cost   Fair Value

Amounts maturing in:
 One year or less                   $ 1,000    $   990      $ 1,273   $ 1,275
 After one year through five years   12,429     12,103        1,817     1,836
 After five years through ten years   1,091      1,040           82        85
 After ten years through
           fifteen years              3,421      3,082            -         -

TOTAL                               $17,941    $17,215      $ 3,172   $ 3,196

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES:

The components of loans in the consolidated balance sheets were as follows:


                                                      December 31,
                                              1999        1998        1997

Commercial                                $  51,501   $  43,991   $  40,977
Real Estate construction                      1,924       2,933         787
Residential mortgage                          2,430       2,790       2,809
Consumer installment                          2,181       2,686       3,110
Credit cards                                      -           -         904

                                             58,036      52,400      48,587

Deferred loan fees and costs                   (110)       (118)        (86)
Allowance for loan losses                      (372)       (378)       (401)

Loans, net                                $  57,554   $  51,904   $  48,100

Loans classified as non-accrual approximated $13, $0, and $0 as of December 31, 1999, 1998 and 1997, respectively.


The changes in the allowance for loan losses were as follows:

                                                      December 31,
                                              1999        1998        1997

Balance, beginning of year                $     378   $     401   $     491
Loans charged off                                (5)       (132)        (93)
Recoveries                                       27          26           3
Provision for loan losses                       (28)         83           -

Balance, end of year                      $     372   $     378   $     401



NOTE 5 - PLEDGED AND RESTRICTED ASSETS:

The Federal Reserve Board requires that banks maintain non-interest bearing cash balances in accordance with the Board's reserve requirements. The average non-interest bearing cash balance maintained to meet reserve requirements was approximately $600, $600 and $600 during 1999, 1998 and 1997, respectively.

Information concerning pledged assets is contained in Note 3.


NOTE 6 - PREMISES AND EQUIPMENT:

Major classifications of premises and equipment are as follows:

                                                        December 31,
                                                1999        1998        1997
Premises                                    $   2,631   $   2,621   $   2,538
Equipment                                       1,114       1,177       1,089

                                                3,745       3,798       3,627

Accumulated depreciation                       (1,871)     (1,789)     (1,595)

                                            $   1,874   $   2,009   $   2,032

Depreciation expense                        $     215   $     195   $     191

Certain facilities and equipment are leased under various operating leases. Rental expense was $72, $117 and $104 in 1999, 1998 and 1997, respectively. Future minimum rental commitments under non-cancelable leases are:

                           2000                 $      45
                           2001                        44
                           2002                        43
                           2003                        43
                           2004                        43
                           Thereafter               1,048

                                                $   1,266



NOTE 7 - TIME CERTIFICATES OF DEPOSIT MATURITIES:

Time certificates of deposit under $100 maturing in years ending December 31, as of December 31, 1999:

                            2000                $  18,472
                            2001                      836
                            2002                      294
                            2003                       96
                            2004                       44
                            Thereafter                 97

                                                $  19,839

Time certificates of deposit $100 and over maturing in years ending December 31, as of December 31, 1999

                            2000                $   5,103
                            2001                      378
                            2002                      100
                            2003                      110
                            2004                      129
                            Thereafter                  -

                                                $   5,820



NOTE 8 - EMPLOYEE BENEFITS:

The Bank has a non-qualified salary continuation plan for several key executive officers that provides for certain amounts to be paid to the officers upon their retirement at age 65, or upon certain terminations of employment. The Bank purchased single premium life insurance policies on the lives of the officers to assist with the funding of the plan.

In addition, the Bank has a 401(k) Employee Retirement Plan. Employees must meet certain age and hour requirements in order to be eligible to participate. Employees can contribute to the plan, within limits established by the Internal Revenue Service. In addition, the Bank may make matching contributions and/or profit sharing contributions to the Plan. For 1999, 1998 and 1997 respectively, the Bank made ten percent matching contributions totaling $5, $4 and $4. Participants have the ability to direct the investment of the contributions, within guidelines established by the Bank.

NOTE 9 - NOTES PAYABLE AND OTHER DEBT

During 1999, the Company established a line of credit with another financial institution. The maximum amount available was $100, and bore interest at the lender's prime rate. The Company borrowed, and repaid, $11; there were no amounts outstanding at December 31, 1999, and the line of credit was cancelled prior to December 31, 1999.

During 1999, the Bank established the ability to borrow from the Federal Reserve Bank of San Francisco "discount window". Terms of any borrowings will be established at the time of borrowing. No amounts were borrowed from this source during 1999.

NOTE 10 - INCOME TAXES:

Total applicable income taxes reported in the consolidated income statements for the years ended December 31, 1999, 1998 and 1997 included the following components:


                                                        December 31,
                                                1999        1998        1997
Currently paid or payable:
    Federal                                 $     256   $    291    $     261
    State                                         116        117           89

                                                  372        408          350

Increase (decrease) in deferred taxes:
    Federal                                       (76)       (70)          (2)
    State                                         (12)       (34)          (1)

                                                  (88)      (104)          (3)

Income tax expense                          $     284   $    304    $     347


The deferred tax assets were comprised of the following:


                                                        December 31,
                                                1999        1998        1997

Difference in allowance for loan losses
  between financial statement and
  income tax purposes                       $      69   $      74   $      67
Timing differences in deductibility
  of state taxes                                   39          40          34
Difference in allowance for losses on
  foreclosed property between financial
  statement and income tax purposes                55          25          24
Timing difference in deductibility of
  deferred compensation                           295         211         116
Difference in depreciation expense between
  financial statement and income tax purposes       -          20           -
Deferred tax on unrealized holding losses
  on securities available for sale                325           -           -

Total deferred tax asset                          783         370         241

The deferred tax liabilities were comprised of the following:

Difference in depreciation expense between
  financial statement and income tax purposes     (15)         (-)         (2)
Other                                             (26)        (41)        (14)

Total deferred tax liability                      (41)        (41)        (16)

Net deferred tax asset                      $     742   $     329   $     225

The reasons for the differences between applicable income taxes and the amount computed at the applicable regular federal tax rate of 34 percent were as follows:


                                                        December 31,
                                                1999        1998        1997

Taxes at statutory federal income tax rate  $     372   $     416   $     454
Increase (decrease) in taxes resulting from:
    Tax exempt income                            (126)       (120)       (117)
    State income taxes, net of
      federal income taxes                         87          80          79
    Deferred compensation                          67          34          60
    Other                                        (116)       (106)       (129)

                                            $     284   $     304   $     347

NOTE 11 - STOCK OPTION PLAN:

At December 31, 1999 and 1998, the Company had a stock based compensation plan, which is described below. During 1997, the Company had a stock based compensation plan, also described below, which expired during 1998. The Company applies APB Opinion 25, "Accounting For Stock Issued To Employees", and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans.
For all options granted, the compensation costs for 1999, 1998 and 1997 as determined under SFAS No. 123 (based on the fair value of options at the grant date) were not material.

The Board of Directors, in 1999, modified the terms of the options granted in 1998, which provides certain directors and employees with an opportunity to purchase the Company's common stock. The modification re-valued the grant price to $10.00 per share. Under the plan, the Company may grant either incentive or non-qualified stock options to purchase up to 300,000 shares. The option price per share may not be less than the fair market value of the stock on the date of the grant, and the maximum term of the options may exceed ten years. Current options outstanding have an exercise price of $10.00 per share.

The Company's prior stock option plan (the 1989 option plan) expired in 1998 and all outstanding options had been exercised.




Number of Shares

                                              Weighted
                                               Average
                               Number of      Exercise
                                Shares         Price


Options outstanding at
December 31, 1996
(1989 Option Plan)              52,242       $  3.42   (Remaining life
  Granted                            -             -    of 2 1/2 years)
  Exercised                    (52,242)         3.42
  Forfeited                          -             -


Options outstanding at
December 31, 1997                    -             -
  Granted                       72,000         12.50
  Exercised                        (84)        12.50
  Forfeited                          -             -

Options outstanding at
December 31, 1998               71,916         12.50   (Remaining life
  Granted                       55,500         10.00    of 9 1/2 years)
  Exercised                        (50)        10.00
  Forfeited                     (5,000)        10.00

Options outstanding at
December 31, 1999              122,366         10.00   (Remaining life
                                                        of 8 1/2 years)



NOTE 12 - TIMBERLINE BANCSHARES, INC. (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS:

Condensed Balance Sheets:

                                                        December 31,
                                                1999        1998        1997
                 ASSETS
Cash and due from banks, bank subsidiary,
  non-interest bearing                      $       -   $       3   $       2
Investment in wholly owned subsidiary           8,145       7,838       7,417
Other assets                                       38          36          41

Total assets                                $   8,183   $   7,877   $   7,460


      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                 $       -   $       -   $       -
Stockholders' equity                            8,183       7,877       7,460

Total liabilities and stockholders' equity  $   8,183   $   7,877   $   7,460


Condensed Income Statements:

                                                        December 31,
                                                1999        1998        1997

Operating income:
  Dividends from subsidiary                 $     520   $     523   $     502
  Other                                             -           -           -

                                                  520         523         502

Operating expenses:
  Other expense                                    26          34          20

Income (loss) before income taxes and equity
  in undistributed net income of subsidiary       494         489         482
Income tax benefit                                  8          11           6
Income (loss) before equity in undistributed
  net income of subsidiary                        502         500         488
Equity in undistributed net income
  of subsidiary                                   307         419         499

Net income                                  $     809   $     919   $     987


Condensed Statements Of Changes In Stockholders' Equity:


                                               Additional
                             Common Stock        Paid-In     Retained
                           Shares     Amount     Capital     Earnings    Total

Balance, Dec. 31,1996     954,484      2,813   $     1         3,982     6,796
  Net income                    -          -         -           987       987
  Cash dividend declared        -          -         -          (502)     (502)
  Options exercised by
      employees and
      directors           52,242         179         -             -       179

Balance, Dec. 31,1997  1,006,726       2,992   $     1      $  4,467     7,460
  Net income                   -           -         -           919       919
  Cash dividend declared       -           -         -          (503)     (503)
  Options exercised by
      employees and
      directors               84           1         -             -         1

Balance, Dec. 31,1998  1,006,810    $  2,993   $     1      $  4,883  $  7,877
  Net income                   -           -         -           809       809
  Cash dividend declared       -           -         -          (503)     (503)
  Options exercised by
      employees and
      directors               50           -         -             -         -

Balance, Dec. 31,1999  1,006,860    $  2,993   $     1      $  5,189  $  8,183



Condensed Statements of Cash Flows:

                                                        December 31,
                                                1999        1998        1997
Cash flows from operating activities:
  Net income                                $     809   $     919   $     987
  Adjustments to reconcile net income to
      net cash provided by operating
      activities:
      Equity in net income of subsidiary         (827)       (943)     (1,001)
      Dividends received from subsidiary          520         523         502
      Net (increase) decrease in other assets      (2)          5          15
      Net cash provided by operating activities   500         504         503

Cash flows from investing activities;
  Capital investment in subsidiary                  -          (1)       (179)


Cash flows from financing activities:
  Proceeds from note payable                       11
  Principal payments on note payable              (11)
  Dividends paid                                 (503)       (503)       (502)
  Proceeds from the exercise of stock options       -           1         179
Net cash (used in) financing activities          (503)       (502)       (323)


Net increase (decrease) in cash
      and due from banks                           (3)          1           1
Cash and due from banks at beginning of year        3           2           1

Cash and due from banks at end of year        $     -     $     3     $     2

Interest paid                                 $     -     $     -     $     -

Income taxes paid                             $   377     $   336     $   417



NOTE 13 - FINANCIAL INSTRUMENTS:

In the normal course of business, the Bank is a party to financial instruments, which contain risks that are not required to be reflected in a traditional balance sheet. These financial instruments include commitments to extend credit and letters of credit. The Bank manages these risks by using the same credit risk management processes as it does for financial instruments reflected on the balance sheet. Credit risk for these instruments is considered in management's assessment of the adequacy of the allowance for credit losses.

Credit Risk:

The disclosures in this note represent the Bank's credit exposure should every counterparty to the financial instruments with off-balance-sheet credit risk fail to perform completely according to the terms of the contracts and the collateral and other security, if any, for the exposure prove to be of no value to the Bank. The Bank's credit exposure for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. The Bank believes its credit procedures minimize these risks.

Market Risk:

This note does not address the amounts of market losses the Bank would incur if future changes in market prices make financial instruments with off-balance-sheet market risk less valuable or more onerous. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. The Bank maintains risk management policies that monitor and limit exposure to market risks.

Collateral and Other Security Arrangements:

The credit risk of both on- and off-balance-sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's credit worthiness. The Bank may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in the Bank's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. The Bank requests additional collateral when appropriate.


Commitments to Extend Credit and Letters of Credit:

The following table summarizes credit risk for those financial instruments whose contract amounts represent credit risk at December 31:


                                                1999        1998        1997

Unused commercial loan commitments           $  8,172    $  8,364    $  6,451
Unused overdraft protection lines                  85          80          82
Stand-by letters of credit                        130         130         115
Unused credit card commitments                      -           -       1,241

Commercial loan commitments are agreements to make or acquire a loan as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Bank's commitments to purchase or extend loans help its customers meet their liquidity needs. Overdraft protection lines and credit cards allow customers to buy goods and services or obtain cash advances.

Standby letters of credit are issued by the Bank to ensure its customers' performance in dealings with others.

Since many of the unused commitments are expected to expire unused or to be utilized only partially, the total amount of unused commitments does not represent future cash requirement. The Bank did not incur any losses on its commitments in 1999, 1998 or 1997.

NOTE 14 - RELATED PARTIES:

The Bank has loans outstanding to certain of its Directors and executive officers and to partnerships or companies in which a director or executive officer has at least a 10 percent beneficial interest. At December 31, 1999, 1998 and 1997, $611, $395, and $270 of such loans, respectively, were outstanding. An analysis of the activity during 1999 in respect to such loans is as follows:

Balance, December 31, 1998                 $         395
Additions                                            591
Deletions                                           (375)

Balance, December 31, 1999                 $         611


NOTE 15 - REGULATORY MATTERS:

The Bank, a state bank, is subject to the dividend restrictions set forth by the California State Banking Department. Under such restrictions, the Bank may not, without prior approval of the California State Banking Department, declare dividends in excess of the lesser of A) retained earnings, or; B) net income for the last three years less any distributions to stockholders made during the last three years. The dividends, as of December 31, 1999, that the Bank could declare, without the prior approval of the California State Banking Department, are approximately $1,226.

The Bank is subject to various regulatory capital requirements administered by the Federal Depository Insurance Corporation and the California State Banking Department. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that if undertaken, could have a direct material impact on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

At December 31, 1999, those ratio requirements were: Tier 1, Total, and Leveraged capital ratios (as defined) of 6%, 10%, and 5% for Federal Depository Insurance Corporation purposes and a Leveraged Capital Ratio of 6.5% for California State Banking Department purposes. The Bank's actual ratios as of that date were 12.50%, 13.07% and 8.85% respectively. As of June 30, 1998, the most recent notification from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

Federal banking law restricts the Bank from extending credit to the Company, as the parent bank holding company, in excess of 10 percent of the Bank's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements. The Company had no such borrowing from the Bank during 1999, 1998 and 1997.

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks, Interest bearing deposits in other banks, and Federal Funds Sold:

The carrying amount is a reasonable estimate of fair value.

Investment Securities:

Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Cash Surrender Value of Officers' Life Insurance:

The carrying amount is a reasonable estimate of fair value.

Loans:

For certain homogeneous categories of loans, such as residential mortgages, and consumer installment loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit:

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated costs to cancel them or otherwise settle obligations with the counterparties at the reporting date.

The estimated fair values of the Company's financial instruments at December 31, 1999 are as follows:


                                             Carrying
                                              Amount           Fair Value
Financial assets:
  Cash and due from banks                  $   6,951           $   6,951
  Interest bearing deposits in other banks       100                 100
  Federal funds sold                             800                 800
  Investment securities                       20,387              20,411
  Cash surrender value of officers'
      life insurance                           2,317               2,317
  Loans                                       57,926              57,926
  Less allowance for loan losses                (372)               (372)

Financial liabilities:
  Deposits                                    83,151              83,151

Unrecognized financial instruments:
  Commitments to extend credit                     -                   -
  Letters of credit                                -                   -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)


The estimated fair values of the Company's financial instruments at December 31, 1998 are as follows:


                                             Carrying
                                              Amount           Fair Value
Financial assets:
  Cash and due from banks                  $   4,785           $   4,785
  Interest bearing deposits in other banks       100                 100
  Federal funds sold                           9,800               9,800
  Investment securities                       18,834              18,952
  Cash surrender value of officers'
      life insurance                           1,361               1,361
  Loans                                       52,282              52,282
  Less allowance for loan losses                (378)               (378)

Financial liabilities:
  Deposits                                    81,888              81,888

Unrecognized financial instruments:
  Commitments to extend credit                     -                   -
  Letters of credit                                -                   -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)

The estimated fair values of the Company's financial instruments at December 31, 1997 are as follows:


                                             Carrying
                                              Amount           Fair Value
Financial assets:
  Cash and due from banks                  $    5,224          $    5,224
  Federal funds sold                            7,000               7,000
  Investment securities                        20,337              20,438
  Cash surrender value of officers'
      life insurance                            1,303               1,303
  Loans                                        48,501              48,506
  Less allowance for loan losses                 (401)               (401)

Financial liabilities:
  Deposits                                     77,558              77,558

Unrecognized financial instruments:
  Commitments to extend credit                      -                   -
  Letters of credit                                 -                   -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)


NOTE 17 - CONTINGENCIES:

The Bank is a party to several lawsuits arising out of its normal course of business. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.


IN REGULATION

The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956 and is subject to the supervision of the Board of Governors of the Federal Reserve System.

The Bank is subject to supervision, regulation and regular examination by the California State Banking Department. The deposits of the Bank are insured up to the maximum legal limits by the Bank Insurance Fund, which is managed by the Federal Deposit Insurance Corporation, and the Bank is therefore subject to applicable provisions of the Federal Deposit Insurance Act and regulations of the FDIC.

The statutes and regulations administered by these agencies govern all aspects of the Bank's business, including required reserves against deposits, loans, investments, dividends, compliance, internal controls, and the establishment of new branches and other banking facilities.

Many new regulations have been passed since 1990 that impact the Bank and its operations, the guidelines for a well capitalized bank (10% risk based, 6% tier one capital, and 5% leveraged capital), the guidelines for loan to value ratios, the Truth in Savings Act, and many more.

Major legislation passed recently that allows intermingling of financial ownership between banks, insurance companies and other entities could have a major effect on the Bank and the structuring of financial services in the future.


IN OUR COMMUNITY


We continue to serve as the Bank, the Directors and the employees give not only monetary donations but many hours of their time in support of the local governments, civic organizations, charitable organizations and school activities.

Over the years we have sponsored, or donated to, or participated in, or been a member of the following:

Kiwanis, Rotary, The Siskiyou County Fair Board, Chambers of Commerce throughout Siskiyou County The city planning department, Soroptimists, Siskiyou Balloon Faire, Yreka Banner Program, Madrone Hospice Community Theater "At Last" Program, Farm Bureau Scholarships,Timberline Community Bank Scholarship through United Scholarships, Junior Golfers Tourney, Klamath River Fire Department Fund Raisers Yreka City Golf Tournament,
High School Safe Graduation Programs, Lions Auction, Annual "Rex Club Tournament" for sports activities, Elks Tournament, Elks Crippled Children, DARE program Yreka YMCA program, United Way, March of Dimes, Yreka Rotary Bike Event, Cancer Fund, Cancer Daffodil Days, National Teen Leadership Conference, California Special Olympics, Siskiyou Child Care Council, Yreka Community Television, Siskiyou General Hospital Building Fund, Christmas Giving Tree, Siskiyou General Hospital Golf Tournament. Annual Fireman of the Year awards dinner, donation of the City clock on the corner of Main and Broadway, the arch in Weed, the skating rink in Mt. Shasta, the Humane Society, and so on...

We intend to continue our support of our community in 2000 with active participation in memberships and with donations as in the past.


MEMBERS OF THE BOARD OF DIRECTORS


STEPHEN P. BRADLEY,        President and owner Shasta Forest Products

GARELD J. COLLINS,         Enterprise Investments

RICHARD S. DAY,            Secretary of the Board, Timberline Bancshares,
                           Inc. and Timberline Community Bank, retired
                           Business Executive

NORMAN E. FIOCK,           Retired Rancher

DON L. HILTON,             Chairman of the Board, Timberline Community Bank
                           Personal Investments

JOHN A. LINTON,            President, Timberline Bancshares, Inc.,
                           President & CEO, Timberline Community Bank

ROBERT J. YOUNGS,          Chairman of the Board and CEO, Timberline
                           Bancshares, Inc.


CHARLES J. COOLEY,         Director Emeritus


Members of the Board of Timberline Bancshares, Inc. serve as members of the Board of Timberline Community Bank.



EXECUTIVE OFFICERS


Robert J. Youngs,          Chief Executive Officer, Bancshares
John A. Linton,            President and CEO, Bank; President Bancshares
David A Kaiser,            Sr. Vice President and Loan Administrator of Bank
Helen L. Gaulden,          Sr. Vice President & Treasurer of Bancshares,
                           Sr. Vice President & Cashier of Bank


SERVING YOU AS OFFICERS

ADMINISTRATION

Terri Barham               Vice President, Branch Operations  Administrator
Mary Nielsen               Assistant Vice President , Human resources
Linda Hager                Assistant Vice President, Note Dept.
Michael Jones              Assistant Vice President, Electronic Banking Officer

YREKA BRANCH
Grace J. Hester            Vice President and Branch Manager
Stan Ellison               South County Lender
Cullette Franks            Operations Supervisor

GREENVIEW BRANCH
Ron Robison                Assistant Vice President and Branch Manager
Shirley Spallino           Operations Supervisor

WEED BRANCH
Shirely Mai                Branch Supervisor

MCCLOUD BRANCH
Joni Dalton                Branch Supervisor

DUNSMUIR BRANCH
Aurora DeClusion           Branch Supervisor

DORRIS BRANCH
Sandra Hamilton            Assistant Vice President and Branch Manager

TULELAKE BRANCH
Kim Idraago                Branch Supervisor

MT SHASTA BRANCH
Adriane Dorst              Branch Supervisor

LOAN PRODUCTION OFFICE
Jim Tompkins               Assistant Vice President and Office Manager